* AP
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15048875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 404

SEC FILE NUMBER
8- 53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pico Quantitative Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street - 16th Floor Suite 1604
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Bradley (646) 701-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, Jarrod Yuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pico Quantitative Trading LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA VALENTE
Notary Public - State of New York
NO. 01VA6219585
Qualified in Kings County
My Commission Expires 3/29/18

Lisa Valente
Notary Public

Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICO QUANTITATIVE TRADING LLC
(a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pico Quantitative Trading LLC

We have audited the accompanying statement of financial condition of Pico Quantitative Trading LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pico Quantitative Trading LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 28, 2015

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	3,575,977
Due from brokers		1,703,156
Accounts Receivable		494,108
Property and equipment (net of accumulated depreciation of $203,526)		292,723
Prepaid expense and other assets		184,455
Total Assets	$	6,250,419
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to Parent		225,051
Unearned technology services revenue		6,215
Accrued expenses and other liabilities		2,941,852
		3,173,118
LIABILITIES AND MEMBER'S EQUITY (Note E)		
Member's equity		3,077,301
Total Liabilities and Member's Equity	$	6,250,419

NOTE A - ORGANIZATION

Pico Quantitative Trading Holdings LLC (the "Parent"), a Delaware limited liability company, purchased a dormant broker-dealer E-Brokerage, LLC on October 5, 2009. E-Brokerage, LLC was formed under the limited liability company laws of New York on November 30, 2001. E-Brokerage, LLC's name was changed to Pico Quantitative Trading LLC (the "Company") on October 8, 2009. The Company's operating agreement states the Company shall continue until the first to occur of: (i) the written consent of the Parent; or (ii) as otherwise required under applicable law. The Company is a single member LLC wholly-owned by Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), NYSE Arca, EDGA Exchange, Inc. and EDGX Exchange, Inc. The Company is also an introducing futures broker subject to the regulations of the National Futures Association ("NFA").

The Company earns financial technology service fees for providing managed technology services to a diverse financial services client base. The Company also is an agency-only securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns financial technology service fees from customers and earns commission revenue from the execution and clearing brokers for the referral of clients.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Financial technology services and commission revenues:

Financial technology service fees are monthly fees paid by customers for managed technology solutions, providing infrastructure, integration, and access to and use of the Company's market gateways, network connectivity, risk analysis system, data center co-location facilities, as well as raw and normalized market data. These fees are recorded as earned.

Non-recurring customer integration fees included in the financial technology services revenue are recorded as revenue over the course of the integration project. Fees received upfront and not yet earned are recorded as unearned technology services revenue at December 31, 2014.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

[3] Income taxes:

The Company is a single-member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statements. For further discussion, see Note D - Income Taxes.

[4] Depreciation:

Depreciation is provided on a straight-line basis using an estimated useful life of three years except that certain software is amortized using a five year useful life.

[5] Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $156,431 held by the clearing broker, a subsidiary of a member of the Parent. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense-sharing arrangement with the Parent. Under the provisions of the expense-sharing arrangement certain expenses are paid by the Parent and allocated to the Company. At December 31, 2014, the Company had $225,051 of accounts payable to its Parent.

Members of the Parent are related to the Company, and the clearing broker is a related party of a member of the Parent. The Company leased office space from the Parent. At December 31, 2014 the entire amount due from brokers are from related parties.

NOTE D - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statements.

The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the year ended December 31, 2014.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have

to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. The Company computes its net capital under the basic method permitted by the SEC rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. The requirement for the NFA is the greater of the SEC minimum or the NFA minimum of $45,000. As of December 31, 2014, the Company had net capital of $483,377 which was $271,836 in excess of its required net capital of $211,541.

NOTE G - EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of the Company's business, the Company refers its clients to executing/clearing broker-dealers, and clients open accounts and arrange for execution, settlement, and financing of their securities transactions with such broker-dealers. . As compensation for such referrals, the Company receives transaction-based fees from such broker-dealers. If a client or the counterparty to its transactions is unable to fulfill its contracted obligations, the Company may not receive payment from the referral broker-dealer, and may be exposed to off-balance-sheet risk.

If a counterparty broker-dealer to whom the Company refers clients cannot fulfill its obligations, the Company may not receive the referral fees. The risk of default depends on the creditworthiness of such counterparty.

NOTE I - CO-EMPLOYEE AGREEMENT

The Company has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Company's employees. In exchange, the Co-employer receives an administrative fee.

NOTE J - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company adopted the Co-Employer Retirement Savings Plan covering voluntary contributions by employees of the Company under the 401(k) and the Company matching contributions under the 401(m) feature of the Retirement Plan.

The Company is obligated under sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Company's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Company.

During 2014, the Company did not make employer matching contributions.

NOTE K - COMPENSATION SHARE PLAN

The Parent adopted in its entirety the Pico Quantitative Trading Holdings LLC 2010 Compensation Share Plan (the "Plan") as of January 1, 2010. Under the Plan, the Board of Managers of the Parent (or its appointed administrator) (the "Administrator") may grant awards of compensation shares on the first day of any quarter of the Fiscal Year to any employee, officer, manager, consultant or other person who performs services for the Parent , the Company or any other Parent subsidiary (a "Recipient"). The total number of Compensation Shares available for grant in respect of Awards under the Plan is 100,000, representing in the aggregate 10% of the outstanding Shares as of November 2, 2009. The Administrator cannot grant Awards under the Plan in any given year in an amount exceeding, in the aggregate: (i) 50% of the total number of Compensation Shares issuable (100,000) in the aggregate; or (ii) 20% of the total number of Compensation Shares issuable (100,000) to any one Recipient, without a Supermajority Board Vote of the Parent and the approval of Goldman Sachs & Co.

Upon termination of a Recipient's Continuous Status, the Recipient's unvested Compensation Shares are forfeited (unless accelerated pursuant to the Plan in the case of, e.g., a Recipient's death), and the Parent has the right to repurchase any or all vested Compensation Shares at a purchase price per Share equal to the aggregate Fair Market Value ("FMV") of such Compensation Shares, unless the termination is by the Company for Cause, in which case the purchase price per Share is equal to the lesser of: (x) the original purchase price of such Compensation Shares; or (y) the aggregate FMV of such Compensation Shares. Compensation Shares may not otherwise be transferred until expiration of the applicable Period of Restriction, and thereafter only in accordance with the Plan and the Parent's LLC Agreement.

The FMV of the Compensation Shares is determined on grant date, and the expense is recognized ratably over the vesting period. In addition, the FMV is determined at the time of any repurchase by the Parent's Board of Managers in its sole discretion. In determining the FMV of the initial grant of Compensation Shares, the initial cash contributions, original three-year detailed business plan and founding members experience and input were taken into consideration. Thereafter, additional factors that have been taken into account in determining FMV include, without limitation, subsequent funding at the same initial enterprise value and otherwise; sales of interests; discounts for preferred shares liquidation preference; and restrictions on the Compensation Shares transferability.

Compensation shares covered by each award granted under the Plan vest as follows:

(a) 25% of such Compensation Shares vest on the first anniversary of the Grant Date; and
(b) 6.25% of such Compensation Shares vest on the last day of each quarter of the Fiscal year following the first anniversary of the Grant Date.

Compensation Shares are common shares in the Parent that are treated as "profits interest" within the meaning of the Internal Revenue Code. At December 31, 2014, the schedule of profit interest shares outstanding was:

Compensation shares January 1, 2014	91,341
Compensation shares granted	8,942
Compensation shares forfeited	(3,004)
Compensation shares repurchased	0
Comp shares outstanding December 31, 2014	97,279
Compensation shares vested at December 31, 2014	66,204